SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13D
                           (Rule 13d-1)



      ENVIRONMENTAL MONITORING & TESTING CORPORATION
                         (Name of Issuer)


                   Common Stock, $.01 Par Value
                  (Title of Class of Securities)

                           294062 10 4
                          (CUSIP Number)


 WFD Partnership, 10721 St. Andrews Road, Boynton Beach, FL 33436 (561)702-0949
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          November 3, 1999
     (Date of Event Which Requires Filing of This Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


1   NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    WFD Partnership

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   X
                                                           (b)

3   SEC USE ONLY


4   SOURCE OF FUNDS
                                                            SC, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    FL

7   SOLE VOTING POWER         Vincent A. Ferri:        0               0%
                              Martin Jacoby:           0               0%
                              Dennis Jacoby:           0               0%
                              Juleen Pump:             0               0%
                              WFD Partnership:    1,900,000           49.9%

8   SHARED VOTING POWER       Vincent A. Ferri:     280,000            7.3%
                              Martin Jacoby:        160,000            4.2%
                              Dennis Jacoby:        280,000            7.3%
                              Juleen Pump:          280,000            7.3%
                              WFD Partnership:    1,900,000           49.9%

9   SOLE DISPOSITIVE POWER    Vincent A. Ferri:        0               0%
                              Martin Jacoby:           0               0%
                              Dennis Jacoby:           0               0%
                              Juleen Pump:             0               0%
                              WFD Partnership:    1,900,000           49.9%

10  SHARED DISPOSITIVE POWER  Vincent A. Ferri:      280,000           7.3%
                              Martin Jacoby:         160,000           4.2%
                              Dennis Jacoby:         280,000           7.3%
                              Juleen Pump:           280,000           7.3%
                              WFD Partnership:     1,900,000          49.9%

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   WFD Partnership:       1,900,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   WFD Partnership:           49.9%

14  TYPE OF REPORTING PERSON
                                                              PN


Item 1.   Security and Issuer.

          This Statement relates to shares of common stock, par value $.01, of Environmental Monitoring & Testing Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 825 Main Street South, New Ellenton, South Carolina 29809. At present, there are issued and outstanding 3,810,183 shares of the Issuer's common stock.

Item 2.   Identity and Background.

          a. WFD Partnership (the "Partnership"), is a Florida general partnership of which Vincent A. Ferri, Martin Jacoby, Dennis Jacoby, and Juleen Pump are the general partners.

               The Partnership is the record owner of 1,000,000 shares of the Issuer's common stock which it purchased from George J. Georges, pursuant to a Stock Purchase Agreement dated August 1, 1999. (See Exhibit 1, attached hereto.)

               In addition, by virtue of a Stock Purchase and Voting Rights Agreement dated August 1, 1999, between the Partnership and Mr. Georges, the Partnership is obligated to buy, and Mr. Georges is obligated to sell, an additional 900,000 shares of the Issuer's common stock on or before December 3, 2000. This Agreement also gives the Partnership the right to vote the shares in the meantime. (See Exhibit 2, attached hereto.)

               By virtue of the Partnership's right to vote these additional 900,000 shares, these shares have been included in the computation of the beneficial ownership of the filing person.

          b. The principal business and principal office address of the Partnership is 10721 St. Andrews Road, Boynton Beach, Florida 33436.

                     Vincent Ferri's residence address is 10721 St. Andrews Road, Boynton Beach, Florida 33436. Mr. Ferri's present principal occupation is a licensed mortgage and real estate broker, and the name, principal business, and address in which Mr. Ferri's employment is conducted is 100 East Linton Blvd., Suite 202-B, Delray Beach, Florida 33483.

                     Martin Jacoby's residence address is 9866 NW 17th Street, Coral Springs, Florida 33017. Mr. Jacoby's present principal occupation is an insurance agent, and the address at which Mr. Jacoby's employment is conducted is his residence, 9866 NW 17th Street, Coral Springs, Florida 33071.

                     Dennis Jacoby's residence address is 412 Capri I, Delray Beach, Florida 33484. Mr. Jacoby is retired and has no employment address.

                     Juleen Pump's residence address is 4811 NW 98th Way, Coral Springs, Florida 33076. Ms. Pump is a schoolteacher in Broward County, Florida.

          c. The Partnership is in the business of owning common stock of issuer.

          d. During the past five years, Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e. During the past five years, the Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          f.   The Partnership is a Florida general partnership.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to a Stock Purchase Agreement dated August 1, 1999, between the Partnership and Mr. Georges, the Partnership paid $277,500 to Mr. Georges to acquire 1,000,000 shares of the common stock, par value $.01, of the Issuer owned by Mr. Georges. Of this amount, $175,000 was borrowed by the Partnership from the Issuer and $100,000 was borrowed by the Partnership from Dennis Jacoby, one of the Partnership's general partners. (See Exhibits 3 and 4, attached hereto.)

          The balance of the purchase price, i.e., $2,500, was provided by Mr. Sydney Pump, husband of Juleen Pump.

          From personal funds, the general partners have, and will, from time-to-time, make advances to the Issuer on behalf of the Partnership to reduce the loan from the Issuer to the Partnership. This arrangement is memorialized by a Loan Agreement which is attached as Exhibit 5.

Item 4.   Purpose of Transaction.

          The purpose of the transactions was to acquire a significant position in the Issuer with a view to having the Issuer engage in a new business or acquire, or be acquired by, another corporation in a merger or other business combination involving the issuer. No such transaction has been identified as of the date of this Report.

          The Partnership anticipates that the Issuer may materially change its present capitalization through an increase in the number of authorized shares, a reverse split of the authorized shares outstanding, or both, and that the Issuer will sell all of its assets for cash or securities.

          In addition, there has been, and the Partnership anticipates that there will be a change in the present board of directors of the Issuer.

Item 5.   Interest in Securities of the Issuer.

          a. At present, the Issuer has outstanding 3,810,183 shares of common stock, of which the Partnership is presently the record owner of 1,000,000 shares. In addition, the Partnership has the right to acquire an additional 900,000 shares from Mr. Georges, as set forth in Item 2.a. The following table indicates the number of shares beneficially owned by each person named in Item 2 reflecting total ownership by the Partnership of 1,900,000 shares.

     Name of Person      Number of Shares    Percent Outstanding
     Vincent A. Ferri       1,900,000             49.9%
     Martin Jacoby          1,900,000             49.9%
     Dennis Jacoby          1,900,000             49.9%
     Juleen Pump            1,900,000             49.9%
     WFD Partnership        1,900,000             49.9%

     (1). Under Rule 13d-3, each member of the Partnership is deemed to be the beneficial owner of all of the Partnership's shares which include, also pursuant to Rule 13d-3, 900,000 shares which the Partnership has the right to vote.

          b. The following table indicates the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

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                        Sole Voting Power

     Name of Person      Number of Shares    Percent Outstanding
     Vincent A. Ferri         0                       0%
     Martin Jacoby            0                       0%
     Dennis Jacoby            0                       0%
     Juleen Pump              0                       0%
     WFD Partnership     1,900,000                   49.9%

                       Shared Voting Power

     Name of Person      Number of Shares    Percent Outstanding
     Vincent A. Ferri         280,000               7.3%
     Martin Jacoby            160,000               4.2%
     Dennis Jacoby            280,000               7.3%
     Juleen Pump              280,000               7.3%
     WFD Partnership        1,900,000              49.9%


                      Sole Dispositive Power

     Name of Person      Number of Shares    Percent Outstanding
     Vincent A. Ferri            0                    0%
     Martin Jacoby               0                    0%
     Dennis Jacoby               0                    0%
     Juleen Pump                 0                    0%
     WFD Partnership        1,900,000                49.9%

                     Shared Dispositive Power

     Name of Person      Number of Shares    Percent Outstanding
     Vincent A. Ferri        280,000                  7.3%
     Martin Jacoby           160,000                  4.2%
     Dennis Jacoby           280,000                  7.3%
     Juleen Pump             280,000                  7.3%
     WFD Partnership       1,900,000                 49.9%

          c.   Not applicable.

          d.   None.

          e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Stock Purchase Agreement dated August 1, 1999, between the Partnership and Mr. Georges, whereby the Partnership paid $277,500 to Mr. Georges to acquire 1,000,000 shares of the common stock, par value $.01, of the Issuer owned by Mr. Georges. (See Exhibit 1, attached hereto.)

          Stock Purchase and Voting Rights Agreement dated August 1, 1999, between the Partnership and Mr. Georges, whereby the Partnership is obligated to buy, and Mr. Georges is obligated to sell, an additional 900,000 shares of the Issuer's common stock. (See Exhibit 2, attached hereto.)

          Loan Agreement dated January 21, 2000, between the Partnership and the Issuer evidencing the transaction which occurred November 3, 1999, whereby the Issuer lent the Partnership the sum of $175,000 to be used as a part of the purchase price to acquire the original 1,000,000 shares from Mr. Georges. (See Exhibit 3, attached hereto.)

          Loan Agreement dated January 21, 2000, between the Partnership and Dennis Jacoby evidencing the transaction which occurred October 31, 1999, whereby Mr. Jacoby lent the Partnership the sum of $100,000 to be used as a part of the purchase price to acquire the original 1,000,000 shares from Mr. Georges. (See Exhibit 4, attached hereto.)

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 Stock Purchase Agreement dated August 1, 1999, between George J. Georges and WFD Partnership.

          Exhibit 2 A Stock Purchase and Voting Rights Agreement dated August 1, 1999, between George J. Georges and the WFD Partnership.

          Exhibit 3 Loan Agreement between WFD Partnership and Environmental Monitoring & Testing Corporation dated January 21, 2000.

          Exhibit 4 Loan Agreement between WFD Partnership and Dennis Jacoby dated January 21, 2000.

          Exhibit 5 Loan Agreement between WFD Partnership and Vincent Ferri and Martin Jacoby dated January 21, 2000.

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                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.


                                        January 21, 2000
                                                   (Date)

                                        /s/ Vincent A. Ferri
                                        Vincent A. Ferri, as a General
                                        Partner, not individually